Exhibit 1.01 to Form SD filed on May 31, 2018

Conflict Minerals Report

as required by Items 1.01 and 1.02 of Form SD

This report for the year ended December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Conflict Minerals Rule”). This Conflict Minerals Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain tin, tantalum, tungsten, or gold (“3TG,” also defined by Form SD as “conflict minerals”), and who have a reason to believe that the products they manufacture, or contract to manufacture, contain conflict minerals that are necessary to the functionality or production of those products. If the SEC registrant has a reason to believe that any of those conflict minerals may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”), or is unable to determine the country of origin of those conflict minerals, the SEC registrant is required to submit a Conflict Minerals Report to the SEC that includes a description of the measures it took to exercise due diligence on the conflict minerals’ source and chain of custody.

1.	Products

Toyota Motor Corporation (together with its subsidiaries, “Toyota”, “we” or “our”) conducted a reasonable country of origin inquiry (“RCOI”) with due diligence for the following products: passenger cars, minivans and commercial vehicles such as trucks. Toyota’s subsidiary, Daihatsu Motor Co., Ltd. (“Daihatsu”), produces and sells mini-vehicles and compact cars. Hino Motors, Ltd. (“Hino”), also a subsidiary of Toyota, produces and sells commercial vehicles such as trucks and buses. We also manufacture automotive parts, components and accessories for our own use and for sale to others. Our vehicles (produced by Toyota, Daihatsu and Hino) can be classified into two categories: hybrid vehicles and conventional engine vehicles. Our product line-up includes subcompact and compact cars, mini-vehicles, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans, trucks and buses. In addition, we also manufacture and sell pleasure boats, marine engines and a variety of marine components.

For some of our products, we were able to identify with confidence the smelters where the metals were processed. However, we were unable to determine with reasonable certainty the mines or locations of origin of all the conflict minerals contained in our supply chain.

2.	Policy

Toyota and its subsidiaries promote obtainment of materials with full deliberation and care to avoid the procurement or usage of materials which are unlawful or which are obtained through unethical or otherwise unacceptable means. We recognize that the situation surrounding conflict minerals originating in the Covered Countries is one of the significant social issues among supply chains. We aim at procurement and usage that are free from conflict minerals originating in the Covered Countries and relating to illegal conduct including human rights infringement. To achieve such procurement and usage, we conduct inquiries tracing back through our supply chains and confirm if conflict minerals are used. In addition, we take appropriate steps to discontinue procurement of materials that can cause social problems or finance armed groups, if such usage is detected. Based on mutually beneficial relationships, we ask our suppliers to understand our policies and approaches and to promote responsible material procurement.

The link to Toyota’s Policies and Approaches to Conflict Minerals Issues is included below:

http://www.toyota-global.com/sustainability/society/human_rights/#conflict_minerals

3.	Reasonable Country of Origin Inquiry

Toyota identified, through an established process, the Toyota entities that manufactured products delivered to markets related to Toyota’s automotive operations and marine operations. Then, we requested, directly or through such entities, the direct suppliers from which such entities procured any parts, components or accessories to provide relevant information through the RCOI survey. We used the Conflict Minerals Reporting Template (“CMRT”), published by the Responsible Minerals Initiative (“RMI”), to obtain information from these suppliers and to determine whether the products that Toyota manufactures or that it contracts with others for manufacture contained any 3TG necessary to the functionality or production of these products. We contacted suppliers who had not submitted a CMRT and collected CMRTs from thousands of suppliers in total.

4.	Steps Taken to Identify Risks in the Supply Chain and Due Diligence Measures

Due Diligence Design:

To determine the source and chain of custody of 3TG necessary to the functionality and/or production of our products, Toyota conducted due diligence on our supply chain. Our due diligence measures have been designed to conform, in all material respects, with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, as applicable for tin, tantalum, tungsten, gold and downstream companies.

Due Diligence Measures Performed:

(i)	Step 1 Establish strong company management systems:

Toyota has adopted a company policy for conflict minerals and CSR guidelines for business partners and communicated them to both internal and external parties. We have established the conflict minerals team within the organization, which is composed of various departments such as corporate affairs, purchasing, accounting, public relations, external affairs, legal and material engineering to lead the due diligence on the origin of conflict minerals and chain of custody. In 2013 and 2014, we held sessions for suppliers as part of awareness-raising activities and explained the outline of the RCOI survey, including background and objectives. Further, we have been collaborating with our suppliers via regular communications, made possible by our strong and close relationships. We have streamlined the conflict minerals-related communication flow with relevant departments including overseas subsidiaries. It is designed that all the inquiries we receive from outside parties are raised to the conflict minerals team and discussed among the members of the team.

(ii)	Step 2 Identify and assess risk in the supply chain:

Toyota carried out the RCOI survey across borders, tracing back through our supply chains and confirming if conflict minerals are used, pursuant to the discussions among management on Toyota’s Policies and Approaches to Conflict Minerals Issues and measures relating to the RCOI survey. We have been using the CMRT published by the RMI and compared the results of the survey on smelter information with the list of Responsible Minerals Assurance Process (“RMAP”). We have reviewed suppliers’ CMRTs and requested them to make corrections if there are errors and/or omissions. As we have been closely communicating with major Tier-1 suppliers, some of the feedback we received from them was integrated into the conflict minerals survey-related materials, such as survey manuals, FAQs and other tools. Those materials are provided to suppliers for free of charge, with the aim to provide support on the RCOI survey.

(iii)	Step 3 Design and implement a strategy to respond to identified risks:

Based on the risks identified in Step 2 above, Toyota discussed this assessment with Toyota’s management, then designed and implemented a strategy to respond to such risks, which were documented as a risk management plan. For domestic and overseas suppliers for Toyota brand and Lexus brand vehicles, we have identified priority suppliers for following up to mitigate the identified risk in accordance with the internally-developed criteria and procedures. We also requested survey cooperation through automotive industry organizations such as the Automotive Industry Action Group (“AIAG”) and the Japan Auto Parts Industries Association (“JAPIA”), and maintained regular communication including exchange of opinions. In addition, we participated in Phase 1 of the Public-Private Alliance for Responsible Minerals Trade.

(iv)	Step 4 Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain:

Through AIAG, we supported and contributed to RMI’s activities (member ID of the RMI: TOYO). Toyota Motor North America, Inc. (“TMNA”), a U.S subsidiary of Toyota, contacted 45 smelters/refiners between January and December, 2017 as Leader of AIAG’s Smelter Engagement Team, and contacted an additional 7 smelters/refiners in addition to the 45 above as Team-Lead of the Global Smelter Engagement Teams Working Group of the RMI, performing smelters’ survey and encouraging them to participate in RMAP. TMNA also joined the European Smelter Engagement Team in order to further identify and engage more smelters/refiners. We have been an active member of the Japan Conflict Free Sourcing Working Group, which was established in Japan with other companies from the automotive industry and the electronics industry to collaborate with the RMI.

(v)	Step 5 Report on supply chain due diligence:

Toyota has compiled its results and filed this report in accordance with the Conflict Minerals Rule under Form SD. Further information is also available on our Sustainability Report and other materials posted to our website.

5.	Results for Calendar Year 2017

Toyota was able to determine the origin of a portion of the conflict minerals contained in our supply chain and whether some of them come from recycled or scrap sources. Since the supply chain of the automotive industry is broad and complex, we are unable to determine all of the facilities used to process them, the country of origin, or the mine or location of origin.

(i)	Conflict minerals’ country of origin

Because sufficient information to identify a portion of the smelters/refiners and the countries of origin of conflict minerals was not provided by its suppliers, Toyota was unable to determine any of its products to be “DRC conflict free”, as defined by Form SD.

(ii)	Facilities used to process conflict minerals

During the course of our due diligence on the source and chain of custody of the necessary conflict minerals, Toyota has collected information on some, but not all, of its smelters/refiners. Among those smelters/refiners, we found some of them processed minerals sourced in the Covered Countries. However, through our due diligence, we were unable to obtain sufficient information to determine whether those conflict minerals were from mines which financed or benefited any armed group.

(iii)	Efforts to determine the conflict minerals’ mines or locations of origin

Through its participation in RMAP and the RCOI survey by tracing back through our supply chains, Toyota has determined that its efforts to seek information about the conflict minerals smelters/refiners in its supply chain represents the most reasonable effort Toyota can make to determine the mines or locations of origin of the necessary conflict minerals contained in its supply chain.

6.	Steps Toyota Will Take Subsequent to Calendar Year 2017

The due diligence process discussed above is an ongoing process. As Toyota continues to conduct due diligence on its products, it will continue to refine procedures.

Toyota will conduct the following procedures, which is included in the risk management plan, to meet the goals and adhere to values set forth in the policy outlined above:

a.	Toyota will improve the RCOI survey and due diligence.

b.	Toyota will improve the measures of the RCOI survey based on feedback from major Tier-1 suppliers.

c.	Toyota will conduct awareness-raising activities for suppliers such as providing conflict minerals survey-related materials including guidance manuals, holding sessions on a regular basis in cooperation with JAPIA and continuing to communicate and exchange opinions with trade partners with direct business.

d.	Toyota will encourage smelters/refiners to participate in RMAP through the industry organizations such as AIAG and JAPIA.

e.	Toyota will continue industry-wide cooperation such as contribution to the RMI through AIAG.

f.	Toyota will follow up with suppliers if there is a room for improvement in terms of responsible material procurement, which is among those described in Toyota Supplier CSR Guidelines as our expectations.

This Conflict Minerals Report was not subjected to an independent private sector audit, in accordance with Form SD.